EZGO Technologies Ltd.

Building A, Floor 5,

Changzhou Institute of Dalian University of Technology

Science and Education Town Wujin District,

Changzhou City Jiangsu, China 213164

VIA EDGAR

August 20, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Jeff Gordon

Re:	EZGO Technologies Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 25, 2020 CIK No. 0001806904

Dear Mr. Gordon:

EZGO Technologies Ltd. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 7, 2020, regarding the Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Registration Statement”) filed on June 25, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Registration Statement on Form F-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted June 25, 2020

As a company incorporated in the BVI . . .,, page 25

1.	We note your response to prior comment four; however, the disclosures to which you refer relate to matters under the federal securities laws, not corporate governance exemptions for the exchange on which you intend to list. Please revise to disclose the exemptions you will be permitted to follow, even if you do not currently intend to utilize them.

In response to the Staff’s comment, we have revised disclosure on page 25 of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 42

2.	We have reviewed your response to prior comment ten. As previously requested and as provided in your response, please enhance your disclosure to quantify any amounts included in inventory, advances to suppliers, and property and equipment related to electric bikes that do not meet new national safety standards for electric bikes in the PRC that are recorded in your most recent balance sheet. Please also disclose and discuss how you assessed these assets for impairment.

In response to the Staff’s comment, we have revised disclosure on page 40 of the Registration Statement.

Net Revenues, page 43

3.	We have reviewed your response to prior comment nine. In regard to the revenue you recognized related to battery cell trading, please revise your disclosures to explain how the amount of your fee was determined (i.e. was it based on the quantity of battery cells sold, the dollar value of battery cells sold or some other measure) and identify the party who paid you the fee (i.e. the seller or buyer). Please also provide investors with a better understanding of your future expectations regarding your trading business, including whether the revenue you recognized in FY 2019 related to one or multiple transactions and how you identify potential sellers and buyers.

In response to the Staff’s comment, we have revised disclosure on page 46 of the Registration Statement.

Financial Statements for the Years Ended September 30, 2019 and 2018, page F-1

4.	Please provide interim financial statements and related disclosures to the extent required by Item 4 of Form F-1 and Item 8 of Form 20-F.

In response to the Staff’s comment, we have revised disclosure from pages F-35 to F-56 of the Registration Statement.

Note 17. Subsequent Events, page F-34

5.	We have reviewed your response to prior comment 31. As previously requested, please enhance your disclosure to disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

In response to the Staff’s comment, we have revised disclosure on pages F-34 and F-56 of the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel Richard Anslow, Esq. of Ellenoff Grossman & Schole LLP by email at ranswlow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jianhui Ye
Jianhui Ye

cc:
Ellenoff Grossman & Schole LLP